One Commerce Square
                                   Philadelphia, PA 19103


Delaware Investments
____________________                              DELAWARE
                                                  INVESTMENTS
                                                  ____________


April 30, 1998



Filed via EDGAR
_______________

Securities and Exchange Commission
Document Control
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  VOYAGEUR INVESTMENT TRUST - CIK #0000879342
     Request for Withdrawal of Amendment to Registration
     Statement on Form N-1A
     File No.  33-42827
     ______________________________________________________


Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, submitted electronically via the EDGAR system, please find a request for withdrawal of that version of Post-Effective Amendment No. 14 for Voyageur Investment Trust (the "Registrant"), that was filed on Form Type 485BPOS for the purpose of updating financial statements and was accepted by the Commission on Wednesday April 29, 1998, at 2:03 p.m. (Accession Number 000809064-98-000003).
The Registrant is requesting withdrawal of that version because exhibits EX-99.B9BI, EX-99.B9BII, EX-99.B10, EX-99.B11, EX-27 and EX-99.B18A were inadvertently omitted from the transmission.

April 30, 1998
Securities and Exchange Commission
Page 2

The Registrant has submitted Post-Effective Amendment No. 15, including the previously-omitted exhibits, on Form Type
485BPOS, which was accepted by the Commission on Wednesday, April 29, 1998, at 4:51 p.m. (Accession Number 000879342-98-
000006). The Registrant intends this latter version to supersede Post-Effective Amendment No. 14 and to be unaffected by the requested withdrawal of Post-Effective Amendment No. 14.


Very truly yours,

/s/ Michael D. Mabry


Michael D. Mabry
Assistant Vice President/
Assistant Secretary/
Senior Counsel